Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

MAY 8th, 2008

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our board of directors and the senior management of Kingsway Financial Services Inc. at our next annual general meeting, which convenes at 11:00 a.m. (Toronto time) on May 8, 2008 at the Design Exchange at 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can.  This occasion is your opportunity to receive a first-hand account of how Kingsway Financial Services Inc. performed over the past 12 months, as well as to hear our plans for the future.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you on May 8th in Toronto.

Sincerely,

W. Shaun Jackson
President and                                                                                                                     March 17, 2008
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Kingsway Financial Services Inc. (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday May 8, 2008 at 11:00 a.m. (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To approve the appointment of KPMG LLP as the auditors of the Corporation for the fiscal year ending December 31, 2008; and

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 11:00 a.m. (Toronto time) on May 6, 2008.

By Order of the Board

W. Shaun Jackson
President and
Chief Executive Officer

Toronto, Ontario
March 17, 2008

KINGSWAY FINANCIAL SERVICES INC.

MANAGEMENT INFORMATION CIRCULAR

Note:  Dollar amounts in this Management Information Circular are in Canadian dollars except as otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the "Corporation" or "KFSI") for use at the annual general meeting (the "Meeting") of shareholders of the Corporation (the "shareholders") to be held on Thursday, May 8, 2008, at 11:00 a.m. (Toronto time), or any adjournment thereof, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting").

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost.  Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection.  The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying proxy are being mailed on or about April 8, 2008.

Quorum

A quorum is required in order for the Meeting to be properly constituted.  Twenty-five percent (25%) of the common shares in the capital of the Corporation ("Common Shares" or "Shares") must be present in person or represented by proxy at the Meeting in order to form a quorum.

Voting Shares and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares.  As of the close of business on March 17, 2008, 55,334,528 Common Shares were outstanding and entitled to vote.  Each Common Share is entitled to one (1) vote.   The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol KFS.

As of March 17, 2008, to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares except the following:

Name and Municipality of Residence	Number of Common Shares	Percentage of Common Shares
Howson Tattersall Investment Counsel Ltd., Toronto	5,771,816	10.4%

All information is as at March 17, 2008, unless otherwise indicated.

Q&A on Proxy Voting

Q:           What am I voting on?

A:
Shareholders are voting on (i) the election of directors to the board of directors of the Corporation (the "Board") for 2008; and (ii) the approval of the appointment of auditors for the Corporation for 2008.

Q:           Who is entitled to vote?

A:
Shareholders as of the close of business on March 17, 2008 (the "Record Date") are entitled to vote.  Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question "What if ownership of shares has been transferred after March 17, 2008?" to determine how you may vote such shares.

Q:           How do I vote?

A:
There are a number of ways you can vote your shares if you are a registered shareholder.  You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.  In addition, you may vote your shares by telephone or on the internet in the manner described on the enclosed form of proxy.  If your shares are held in the name of a nominee, please refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" to determine how you may vote your shares.

Q:           What if I plan to attend the Meeting and vote in person?

A:
If you are a registered shareholder and plan to attend the Meeting on May 8, 2008 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy.  Your vote will be taken and counted at the Meeting.  Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.  If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" for voting instructions.

Q:           Who is soliciting my proxy?

A:
The enclosed form of proxy is being solicited by management of Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation.  The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Investor Services Inc.

Q:           What happens if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to F. Michael Walsh, the lead director, or failing him, W. Shaun Jackson, the President and Chief Executive Officer of the Corporation respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q:           Can I appoint someone other than these representatives to vote my shares?

A:
Yes.  Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy.  It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares.  Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Investor Services Inc.

Q:           What do I do with my completed proxy?

A:
Return it to the Corporation's transfer agent, Computershare Investor Services Inc., in the envelope provided, at Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to 1-866-249-7775, so that it arrives no later than 11:00 a.m. (Toronto time) on May 6, 2008.  This will ensure that your vote is recorded.

Q:           How will my shares be voted if I give my proxy?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.  If you have specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder must vote your shares accordingly.  If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.  In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board and the approval of the appointment of auditors.

Q:           If I change my mind, can I take back my proxy once I have given it?

A:
Yes.  If you change your mind and wish to revoke your proxy, prepare a written statement to this effect.  The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation.  This statement must be delivered either to the head office of the Corporation no later than 11:00 a.m. (Toronto time) on May 6, 2008 or to the Secretary on the day of the Meeting, May 8, 2008, or any adjournment of the Meeting, prior to the time of voting.

Q:           What if amendments are made to these matters or if other matters are brought before the Meeting?

A:
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting.  If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:           How many shares are entitled to vote?

A:	As of March 17, 2008, there were 55,334,528 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 17, 2008.

Q:           What if ownership of shares has been transferred after March 17, 2008?

A:
The person who acquired such shares after March 17, 2008 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation, no later than 11:00 a.m. (Toronto time) on April 28, 2008, that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:           How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:           Who counts the votes?

A:
The Corporation's transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies.  This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes.  Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:           If I need to contact the transfer agent, how do I reach them?

A:           You can contact the transfer agent as follows:

by mail:	by telephone:
Computershare Investor Services Inc. Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-564-6253 - all other countries (416) 981-9633 or by email: service@computershare.com

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:
There are two ways you can vote your shares held by your nominee.  Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

If you wish to attend and vote your shareholdings at the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder.  Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee.  Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee.  By doing so, you are instructing your nominee to appoint you as proxyholder.  Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting.  Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 ("SOX") as well as the NYSE listing standards and corporate governance requirements (the "NYSE Provisions") require similar disclosure.

The Corporation has adopted a Statement of Corporate Governance Practices which complies with NI 58-101.  A detailed description of the Corporation's governance practices is provided in Schedule "A" to this Circular.  The following are reports of Board committees which summarise the mandates and activities of each committee.

Reports of Board Committees

Report of the Audit Committee

The Audit Committee is responsible for the Corporation's financial reporting process and the quality of its financial reporting.  In discharging its responsibilities, the Audit Committee meets regularly with the Corporation's external auditors, internal auditors, actuaries and Chief Financial Officer.  In 2002, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices.  In 2004, the Audit Committee amended its charter following a review thereof in light of the NYSE Provisions.  In 2006, the Audit Committee reviewed and further amended its charter.

The composition of the Audit Committee complies with the NYSE Provisions and the provisions of Multilateral Instrument 52-110 "Audit Committees" of the Canadian Securities Administrators ("MI 52-110").  The Audit Committee charter can be found as Appendix I of the Corporation's 2007 Annual Information Form dated March 28, 2008 and additional information about the Audit Committee can be found under the heading "Audit Committee Information" in the same document.

Under its charter, the Audit Committee's primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

•	to monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to review the corporate governance practices of the Corporation and recommend any modifications thereto;

•	to monitor the independence and performance of the Corporation's external auditors and the external appointed actuary;

•	to provide an avenue of communication among the external auditors, external actuary, management and the Board; and

•	to review the annual audited financial statements with management and the external auditors.

In carrying out its duties and responsibilities, the Audit Committee is required to perform the following tasks:

Review Procedures

•	reviewing and reassessing the adequacy of its charter at least annually and submit the charter to the Board for approval;

•
reviewing the Corporation's annual audited financial statements and related documents prior to filing or distribution; reviewing should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;

•
annually, in consultation with management, external auditors, and the external appointed actuary, considering the integrity of the Corporation's financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management's responses;

•	reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee's view to the Board;

•
reviewing the Corporation's quarterly financial results and related documents prior to the release of earnings and/or the Corporation's quarterly financial statements prior to filing and consideration by the full Board;

External Auditors and Actuaries

•
reviewing the independence and performance of the external auditors and actuaries and annually recommending the appointment of the external auditors and actuaries or approving any discharge of external auditors or actuaries when circumstances warrant;

•	approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;

•	reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors' independence;

•	reviewing the external auditors' audit plan - discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;

•
prior to releasing the year-end earnings, discussing the results of the audit with the external auditors and external actuaries; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

•	considering the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in the Corporation's financial reporting;

•
considering the external actuary's judgment about appropriateness of management's selection of assumptions and methods to determine the unpaid claims liabilities included in the Corporation's year-end financial statements;

Internal Audit and Legal Compliance

•	reviewing significant internal audit reports together with management's response and following-up these reports;

•
reviewing at least annually with the Corporation's counsel any legal matters that could have a significant impact on the Corporation's financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

Other Audit Committee Responsibilities

•	annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;

•
establishing, reviewing, and updating periodically the Corporation's Code of Business Conduct and Ethics and the supplemental Code of Ethics for Senior Officers and ensuring that management maintains a system to enforce these Codes;

•	reviewing financial and accounting personnel succession planning within the Corporation; and

•	annually reviewing a summary of directors' and officers' related party transactions and potential conflicts of interest.

The Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation.  The Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately US$67,855 paid by a cruise ship operator to a corporation owned by the spouse of the former President and Chief Executive Officer of KFSI for an incentive cruise sponsored by KFSI for certain of its brokers.

The Audit Committee's charter requires all Committee members to satisfy the applicable independence requirements of the NYSE Provisions, MI 52-110 and all other regulatory requirements.  During the fiscal year ended December 31, 2007, the Committee was comprised of Messrs. Atkins, Di Giacomo, Walsh and Farnam, each of whom met the independence and the financial literacy requirements of MI 52-110 and the NYSE Provisions.  The Board had determined that Mr. Atkins is an "audit committee financial expert" as contemplated by the NYSE Provisions.

The Committee is satisfied that it appropriately fulfilled its mandate during the year ending December 31, 2007.

David H. Atkins
Chair

Report of the Compensation and Management Resources Committee

Mandate and Activities of the Compensation and Management Resources Committee

The Compensation and Management Resources Committee formally adopted its charter in 2002.  This charter was reviewed and amended in 2004 and 2006.  Under its charter, the primary purposes of the Committee are:

•
to assist the Board in discharging its responsibilities in respect of compensation of the Corporation's executive officers, including setting salary and annual bonus levels for the Corporation's senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce an annual report for inclusion in the Corporation's information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors' compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

In carrying out its primary purposes, the Committee is required to perform the following work:

•
developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer's compensation based on this evaluation, and producing an annual report on executive compensation for inclusion in the Corporation's management information circular, in accordance with applicable rules and regulations;

•	reviewing the annual performance evaluations of all senior officers of the Corporation and its insurance subsidiaries;

•
making recommendations to the Board with respect to incentive-compensation plans and equity-based plans, and establishing criteria for the granting of options to the Corporation's officers and other employees and reviewing and approving the granting of options in accordance with such criteria;

•	developing plans for managerial succession of the Corporation;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and

•	reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

The Committee's charter requires that Committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201 and other regulatory requirements.  During the fiscal year of the Corporation ending December 31, 2007, the Committee was comprised of Messrs. Beamish, Farnam, Di Giacomo and Gillespie.  Mr. Gillespie was appointed as a member of this Committee on February 8, 2007.  Each member of the Compensation and Management Resources Committee met the independence requirements of NI 58-101, NP 58-201 and the NYSE Provisions.

Report on Executive Compensation

Compensation Philosophy

The Corporation's executive officer compensation plans are intended to provide an appropriate overall compensation package that will permit the Corporation to attract and retain highly qualified and experienced senior executive officers and to encourage superior performance by the Corporation.  The Corporation's compensation policies are intended to motivate individuals to achieve results at the specific subsidiary at which they are employed as well as compensation based upon overall corporate results.  In addition, the Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders.  Among other things, the Board encourages equity ownership by executive officers.

The compensation of the Corporation's executive officers is comprised of three components: base salary, annual cash bonus, and long-term incentive in the form of stock options.  It is structured to be competitive with a select group of comparable North American insurance companies.  The Corporation does not maintain a pension plan for the benefit of its executive officers and this is a factor in determining overall compensation.

The Corporation strongly believes that annual performance based incentives and stock options play an important role in increasing shareholder value.  Cash bonuses and stock options are directly related to the overall performance of the Corporation, the performance of the particular subsidiary at which the individual is employed and the individual's contribution to such performance.  The modifying factors and their respective weight are reviewed by the Compensation and Management Resources Committee.

Base Salary

The base salary for the President and Chief Executive Officer and each Named Executive Officer set out on pages 18 and 19 is reviewed annually by the Compensation and Management Resources Committee within the context of individual and corporate performance and market competitiveness.  The market assessment is based primarily on a review of compensation practices for similar insurance companies for comparable positions, taking into consideration the size, complexity and incumbent experience.

In 2005, the Committee engaged Mercer Human Resource Consulting ("Mercer") to gather information and opine on the Corporation's compensation practices versus comparable businesses for senior executive compensation.  Mercer was paid a fee of $42,381 in connection with such services.  Based in part on the recommendations of Mercer, the Committee and the Board established the salary of the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each Named Executive Officer for 2005.  In 2006 and again in 2007, the Committee and the Board worked together to determine the salary for the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each Named Executive Officer by adjusting their respective salaries pursuant to a market adjustment rate (reflected as a percentage increase).  The Committee and the Board acted together to determine the market adjustment rate based on individual and corporate performance, market competitiveness and the general employment conditions of the marketplace.  The below chart sets out the salaries for each Named Executive Officer from 2005 to 2007 and the applicable market adjustment rate.

Named Executive Officer and Title	2005 Salary	Market Adjustment	2006 Salary	Market Adjustment	2007 Salary
William G. Star President and Chief Executive Officer	745,495	12.48%	838,535	4.01%	872,150
W. Shaun Jackson Executive Vice President and Chief Financial Officer	392,510	18.81%	466,365	4.77%	488,610
Shelly Gobin Vice President and Treasurer	170,300	5.06%	178,925	10.53%	197,760
Claude Smith Vice President and Chief Information Officer	170,040	5.21%	178,895	5.60%	188,905
Dennis Fielding Vice President	154,050	9.18%	168,195	6.36%	178,895

Cash Bonus

The Corporation maintains various performance based cash bonus incentive plans for the Named Executive Officers.    The bonuses range between 55% of a Named Executive Officer's salary if return on equity ("ROE") is 12% in the year with respect to which a bonus is being awarded and increases on a sliding scale to a maximum of 175% of such Named Executive Officer's base salary if ROE is 20%.  The directors have discretion to set the maximum bonuses under 55% if ROE is less than 12% in the year with respect to which the bonus is being rewarded, or more than 175% if ROE is greater than 20% in the year with respect to which the bonus is being rewarded.   70% of the bonus available will be earned by such Named Executive Officer based on the ROE.  Up to 30% of the bonus available is allocated by the Compensation and Management Resources Committee based on the Named Executive Officer's performance of certain personal goals.

During 2007, the personal goals for the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and their respective weighing are set forth below.

Named Executive Officer	2007 Goals	Relative Weight
President and Chief Executive Officer(1)	•Corporation Growth	5/30
	•Management Reorganization	10/30
	•Transition of Mendota Insurance Group	5/30
	•Transition to new systems	5/30
	•Strategic Planning	5/30
30/30
Executive Vice-President and Chief Financial Officer(2)	•Strategic Planning	6/30
	•Leadership Profile	4/30
	•Debt Financing and Capital Management	10/30
	•Investor Relations	4/30
	•Executive Development and Succession Planning	6/30
30/30

(1) Mr. Star retired from his office as President and Chief Executive Officer on December 31, 2007.  Mr. Star received retirement compensation and was not awarded a bonus for 2007.

(2) Mr. Jackson achieved 66.67% of his personal goals in 2007.

Stock Options

The purpose of the Corporation's stock option plan (the "Stock Option Plan") is to develop the interest and incentive of eligible employees, officers and directors in the Corporation's growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thus advancing the interests of the Corporation by enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the Stock Option Plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the effective date.  The number of stock options to be granted to directors (other than directors who are employees or officers of the Corporation or its subsidiaries) is limited to not more than 5,000 per annum.  At the Corporation's annual and special meeting of shareholders on May 3, 2007, the Stock Option Plan was amended to incorporate recent amendments to the TSX policy governing stock option plans including provisions for amending the Stock Option Plan and the exercise of options by insiders of the Corporation during "blackout periods".

The text of the Stock Option Plan can be found in Schedule "C" of the Corporation's 2007 Management Information Circular dated March 16, 2007 and available on SEDAR at www.sedar.com.

Consultants

In 2007, the Compensation and Management Resources Committee retained the services of Delta Organization & Leadership Limited ("Delta"), a division of Oliver Wyman Group, to assist the Committee and the Board in evaluating and preparing a succession plan for the position of Chief Executive Officer and to provide counsel on transitional and potential post-succession rules for the Chief Executive Officer.  The Corporation paid a fee of $115,280 to Delta during the fiscal year ended December 31, 2007 for such services.

President and Chief Executive Officer

Mr. Star was the founder of the Corporation and has served as the Corporation's President and Chief Executive Officer until his retirement on December 31, 2007.  Throughout his many years of service, Mr. Star brought leadership to his role as President and CEO, having led the Corporation and its subsidiaries in various areas which are integral to the Corporation’s success including, business development, strengthening of claims management, establishing underwriting policies, maintaining good lines of communication with the investor community and with regulators and other management processes.  In making their compensation decision, the Committee considered these factors, the business performance and anticipated future performance of the Corporation.  As well, in determining the President's compensation, the Committee accounted for the fact that the Corporation does not have a pension plan.

For the fiscal year ended December 31, 2007, Mr. Star's compensation consisted of a base salary of $872,150 and a nil cash bonus.  The base salary accounted for 100% of all 2007 cash compensation paid to the President and Chief Executive Officer, other than the amounts payable to him pursuant to his retirement agreement. Pursuant to a retirement agreement, Mr. Star received retirement compensation consisting of (i) a lump sum payment of $4,500,000 less taxes and deductions, (ii) 25,000 options to acquire Common Shares pursuant to the Stock Option Plan which vest on January 1, 2008 and will expire on January 1, 2011; and (iii) Mr. Star and his family are currently covered and will continue to be covered under the Corporation's current health benefits plan for a period of thirty-six (36) months following the annual general meeting on May 8, 2008.  The Committee and the board of directors determined the appropriate amount of retirement compensation payable to Mr. Star based upon many factors including his previous compensation and benefits payable by industry peer groups as executive compensation, the benefit plans in existence at KFSI (and the fact that the Corporation does not have a pension plan) and the fact that Mr. Star was the founder of KFSI.

This report is submitted by the Compensation and Management Resources Committee.

Walter E. Farnam
Chair

Report of the Investment Committee

Under the Investment Committee charter, the primary purposes of the Investment Committee are:

•	to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;

•	to develop and monitor investment policies and guidelines for the Corporation and its subsidiaries;

•	to provide recommendations to the Board in connection with the hiring of external managers;

•	to meet with and monitor the performance of external managers; and

•	to produce an annual report for inclusion in the Corporation's information circular.

To accomplish its purposes, the Investment Committee is required to perform the following tasks:

•	developing and reviewing the investment policies and guidelines from time to time;

•	reviewing the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the Board;

•	reviewing compliance with the investment policies and guidelines adopted from time to time by the Corporation's subsidiaries and any external managers;

•	monitoring the performance of external investment managers;

•	making recommendations to the Board with respect to the asset mix for the investment assets of the Corporation and its subsidiaries;

•	making recommendations to the Board with respect to the appointment of new external investment managers;

•	making recommendations to the Board with respect to the amounts allocated to individual investment managers from time to time; and

•	preparing a report for inclusion in the Corporation's information circular.

Pursuant to its charter, the majority of Investment Committee members must satisfy the applicable independence requirements of the regulatory requirements.

During the fiscal year ended December 31, 2007, the Committee was comprised of Messrs. Di Giacomo, Star, Walsh and Sullivan.  The majority of directors on the Investment Committee are considered independent pursuant to NI 58-101 and the NYSE Provisions.

During 2007, the Investment Committee met with the investment managers retained by the Corporation on three occasions and reviewed reports provided by such investment managers on a more frequent basis.  The Investment Committee reported to the Board on its findings and made recommendations with respect to the investment activities of the Corporation.  The Committee also allocated additional funds to certain external investment managers.

This Report is submitted by the Investment Committee.

Thomas A. Di Giacomo
Chair

Report of the Nominating Committee

The Nominating Committee was established in November 2001 by the Corporation.  In 2003, the Nominating Committee adopted a formal charter which was reviewed and amended in 2006.  Pursuant to its charter, the primary objectives of the Nominating Committee are to assist the Board by:

•	identifying individuals qualified to become Board members and recommending that the Board select director nominees each year for the next annual meeting of the Corporation's stockholders; and

•
ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the Board have the benefit of qualified and experienced "independent" directors.

To accomplish its objectives, the Nominating Committee is required to perform the following tasks:

•	developing policies on the size and composition of the Board;

•	reviewing possible candidates for Board membership consistent with the Board's criteria for selecting new directors;

•	conducting a performance evaluation of the individual directors and of the Board and its Committees on an annual basis;

•	annually recommending nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation's shareholders;

•	making recommendations to the Board relating to composition of Board committees;

•	making recommendations with respect to the composition and size of boards of directors of the Corporation's subsidiaries;

•
advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board;

•	maintaining an orientation program for new directors and a continuing education program for all directors; and

•	annually reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

During 2007, the Nominating Committee recommended the appointment of Robert Gillespie to the Compensation and Management Resources Committee and made additional recommendations regarding committee composition.

The Chair of the Nominating Committee conducted the performance evaluation of the individual directors, the Board and its Committees in accordance with the Board Evaluation Process outlined on Schedule "A" hereto.

The charter of the Nominating Committee requires that all committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201, the NYSE Provisions and other regulatory requirements.  During the fiscal year ended December 31, 2007, the Committee was comprised of Messrs. Walsh, Atkins, Reeve and Sullivan.  All members of the Nominating Committee satisfy the independence requirements of NI 58-101, NP 58-201 and the NYSE Provisions.

This Report is submitted by the Nominating Committee.

F. Michael Walsh
Chair

DIRECTOR COMPENSATION AND ATTENDANCE

How was the Board Compensated in 2007? (1)

Description of Fee	Amount
Annual Director retainer	$35,000
Lead Director additional retainer	$55,000
Board meeting fee:	• $2,000 per meeting if attended in person • $1,500 per meeting if attended telephonically
Committee meeting fee:	• $2,000 per meeting if attended in person • $1,500 per meeting if attended telephonically
Committee Chair retainers
Nominating	$ 6,000
Compensation and Management Resources	$ 6,000
Investment	$ 6,000
Audit Committee	$ 15,000
Special Committee (2)	$ 25,000
Board Retainer for outside directors sitting on boards of subsidiaries:	$ 5,000
Committee Fees for outside directors sitting on boards of subsidiaries:
Board meeting fee	$ 2,000 per meeting if attended in person
$ 1,000 per meeting if attended telephonically
Committee Chair retainers	$ 1,500
Committee meeting fee	$ 1,000 per meeting if attended in person or telephonically
Other:
• Related travel and out-of-pocket expenses
• Per diem expense of $2,000 paid to board members to attend and act as observers at quarterly meetings of subsidiaries  of which they are not a member, and if the board member is not otherwise attending any meeting of a subsidiary
• Options to acquire 5,000 common shares

(1) As at March 17, 2008, there were 9 directors (8 non-employee directors and 1 management director).  Director's compensation is only paid to non-employee directors.

(2) For information concerning the Special Committee, please see Schedule "A" - "Corporate Governance Procedures - Committees" of this Circular.

The total amount paid to Directors of the Corporation who were not employees of the Corporation, other than the grant of stock options, for the year ended December 31, 2007 was $900,231, paid as follows:

	Kingsway Financial Services Inc.						Subsidiaries(1)
Director	Board Retainer	Board Meeting Fee	Committee Chair Retainer	Committee Meeting Fee	Lead Director Retainer	Value of Options Granted(2)	Board Retainer	Committee Chair Retainer	Board Meeting Fee	Committee Meeting Fee	Total Compensation
David H. Atkins	$35,000	$14,500	$15,000	$31,500	$ -	$Nil	$20,374	-	$29,624	$8,000	$153,998
John L. Beamish	35,000	14,500	-	11,500	-	Nil	10,000	-	15,100	5,000	91,100
Thomas A. Di Giacomo	35,000	14,500	6,000	43,000	-	Nil	5,000	-	4,000	3,000	110,500
Walter E. Farnam	35,000	14,500	6,000	26,000	-	Nil	10,748	-	15,047	9,673	116,968
Robert T.E. Gillespie (3)	35,000	13,000	-	11,500	-	Nil	5,000	-	6,000	-	70,500
J. Brian Reeve	35,000	14,500	-	17,000	-	Nil	10,374	-	6,224	10,673	93,771
John F. (Jack) Sullivan	35,000	14,500	-	7,000	-	Nil	16,122	-	18,272	-	90,894
F. Michael Walsh	35,000	14,500	31,000	37,000	55,000	Nil	-	-	-	-	172,500
TOTAL:	$280,000	$114,500	$58,000	$184,500	$55,000	$Nil	$77,618	-	$94,267	$36,346	$900,231

(1) Compensation for U.S. subsidiaries is expressed in Canadian dollars at an exchange rate of 1.0748.
(2) In 2007, all non-management directors were granted stock options to acquire up to 5,000 Common Shares at an exercise price of $23.00 per Common Share.  For each individual director, the "Value of Options Granted" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 17, 2008 and $23.00 (the exercise price of the options) multiplied by 5,000 (the number of exercised options vested and unvested).
(3) Mr. Gillespie was appointed to the Compensation and Management Resources Committee on February 8, 2007.

Shareholdings of Board Members

All directors of the Corporation are required to hold not less than 5,000 Common Shares of the Corporation on or before the third anniversary of their election or appointment as a director.  Effective February, 2008 this requirement was amended so that ownership requirements after the third anniversary of the election or appointment of a director are any combination of 5,000 Common Shares or Deferred Share Units.

•           Total Common Shares held by non-employee directors:  107,410 (1)
•           Total value of Common Shares held by non-employee directors: $1,158,954 (2)

Notes:
(1)  Shareholdings of the non-employee directors as at March 17, 2008.
(2) Based on the closing price of the Common Shares on the TSX as of March 17, 2008:  $10.79

Options to Acquire Shares for Board Members

The Corporation has adopted a policy whereby non-employee directors of the Corporation receive options to acquire Common Shares of the Corporation annually pursuant to the terms and conditions of the Stock Option Plan.  The number of options a director who is not an employee may receive, up to a maximum of 5,000 per annum, is determined by the Board after reviewing the recommendations of the Compensation and Management Resources Committee.  For the fiscal year ended December 31, 2007, in the aggregate, a total of 40,000 options (being 5,000 per director multiplied by 8 non-employee directors) were issued to all of the members of the Board.  See section entitled "Particulars of Matters to be Acted Upon - Election of Directors" for information concerning the grant of options to individual directors, including options granted in the fiscal year ended December 31, 2007.

Changes in Director Compensation for 2008

Effective February 15, 2008, with a view to aligning the directors' compensation with the interests of Shareholders, the Board adopted a deferred share unit plan for all non-management directors (the "DSU Plan").  Under the terms of the DSU Plan, 50% of a non-management director's annual retainer from KFSI must be paid in deferred share units (each a "Deferred Share Unit" and collectively, "Deferred Share Units").  Non-management directors have the option to receive up to 100% of their annual retainer and meetings fees from KFSI in Deferred Share Units.  The DSU Plan also permits the granting of Deferred Share Units to directors at the discretion of the Board of Directors.  No Deferred Share Units have been granted to the directors.

A Deferred Share Unit is an amount owed by the Corporation to directors having the same value as one Common Share, but it is not paid out until after the director leaves the Board, thereby providing an ongoing equity stake in the Corporation through the director's period of Board service.  Payment of Deferred Share Units will be in cash.

Board and Committee Meeting Attendance

A summary of the attendance records of each director for all Board and committee meetings is set out below.  It is the policy of the Corporation that directors attend all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

DIRECTORS	BOARD 8 Meetings		BOARD COMMITTEES												Overall Attendance
			Audit Committee 7 Meetings		Compensation Committee 6 Meetings		Nominating Committee 1 Meeting		Investment Committee 3 Meetings		Special Committee 7 Meetings		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
David H. Atkins	8/8	100	(Chair) 7/7	100	-	-	1/1	100	-	-	7/7	100	15/15	100	23/23	100
John L. Beamish	8/8	100	-	-	6/6	100	-	-	-	-	-	-	6/6	100	14/14	100
Thomas A. Di Giacomo	8/8	100	7/7	100	6/6	100	-	-	(Chair) 3/3	100	7/7	100	23/23	100	31/31	100
Walter E. Farnam	8/8	100	7/7	100	(Chair) 6/6	100	-	-	-	-	-	-	13/13	100	21/21	100
Robert T.E. Gillespie (1)	7/8	88	-	-	5/5	100	-	-	-	-	-	-	5/5	100	12/13	92
J. Brian Reeve	8/8	100	-	-	-	-	1/1	100	-	-	7/7	100	8/8	100	16/16	100
William G. Star (Chair) (2)	7/8	88	-	-	-	-	-	-	3/3	100	-	-	3/3	100	10/11	90
John F. (Jack) Sullivan	8/8	100	-	-	-	-	1/1	100	3/3	100	-	-	4/4	100	12/12	100
F. Michael Walsh (Lead Director)	8/8	100	7/7	100	-	-	(Chair) 1/1	100	3/3	100	(Chair) 7/7	100	18/18	100	26/26	100

(1) Mr. Gillespie was appointed to the Compensation and Management Resources Committee on February 8, 2007.
(2) Mr. Star is not nominated for re-election in 2008.  Mr. Jackson is nominated for election at the Meeting and it is anticipated that Mr. Jackson will be appointed to the Investment Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with the applicable securities laws, sets forth all compensation paid in respect of the individuals who were, at December 31, 2007, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of the Corporation (collectively the "Named Executive Officers") whose total salary and bonus was in excess of $150,000 per annum.  Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2007 starting January 1, 2007 and ending December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation(1)	All Other Compensation ($)
		Salary ($)	Bonus (2) ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
William G. Star Chairman, President and Chief Executive Officer	2007	872,150	Nil	Nil	125,000	4,521,875 (3)
	2006	838,535	715,557	Nil	100,000	21,250
	2005	745,495	1,140,152	Nil	100,000	18,750
W. Shaun Jackson Executive Vice President and Chief Financial Officer (4)	2007	488,610	256,026	Nil	50,000	12,250
	2006	466,365	399,849	Nil	50,000	13,486
	2005	392,510	640,016	Nil	50,000	9,813
Shelly Gobin Vice President and Treasurer	2007	197,760	50,000	Nil	10,000	5,000
	2006	178,925	85,524	Nil	10,000	4,500
	2005	170,300	168,888	Nil	10,000	Nil
Claude Smith Vice President and Chief Information Officer	2007	188,905	37,775	Nil	7,500	4,723
	2006	178,895	85,524	Nil	7,500	4,472
	2005	170,040	173,900	Nil	7,500	4,251
Dennis Fielding Vice President	2007	178,895	50,000	Nil	7,500	4,472
	2006	168,195	80,769	Nil	7,500	4,205
	2005	154,050	150,207	Nil	7,500	3,851
(1) As of the fiscal year ended December 31, 2007, the Corporation had not granted any stock appreciation rights (SAR) or adopted any long term incentive plan (LTIP).
(2) Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.
(3) Mr. Star retired as President and Chief Executive Officer on December 31, 2007 and was paid retirement compensation of $4,500,000.  The details of Mr. Star's retirement compensation are set forth in the section entitled "Report of Executive Compensation - President and CEO Compensation" in this Circular.

2007 Stock Option Grants

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2007.  All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant.  Other than as described below, the options vest over three years at the rate of 33.33% each year.

Option Grants During Most Recently
Completed Financial Year

Order Name	Number of securities under options granted(1)	% of total options granted to employees in fiscal 2007	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date
William G. Star	100,000(2)	21.0%	$23.00	$23.00	Dec 31, 2010
	25,000		$12.08	$12.08
W. Shaun Jackson	50,000	8.4%	$23.00	$23.00	Feb 12, 2012
Shelly Gobin	10,000	1.7%	$23.00	$23.00	Feb 12, 2012
Claude Smith	7,500	1.3%	$23.00	$23.00	Feb 12, 2012
Dennis Fielding	7,500	1.3%	$23.00	$23.00	Feb 12, 2012
(1) Other than Mr. Star's stock options, stock options vest in 33 1/3% increments on the first, second and third anniversaries of the date of their grant.
(2) Mr. Star was awarded 100,000 stock options on February 12, 2007 and 25,000 stock options on December 31, 2007.  Pursuant to the provisions of the Stock Option Plan, Mr. Star's options vested in full immediately upon his retirement on December 31, 2007 and expire on December 31, 2010.

Aggregated Options Exercised During Most Recently Completed Financial Year
And Option Values At Financial Year-End

The following table shows the number of options each Named Executive Officer exercised in the year ended December 31, 2007 and the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2007, which was $12.01.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at December 31, 2007 (#)		Value of unexercised in-the-money options at December 31, 2007 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William G. Star	-	-	725,000	-	210,500	-
W. Shaun Jackson	13,000	153,710	257,000	100,000	446,570	-
Shelly Gobin	-	-	17,500	20,000	-	-
Claude Smith	-	-	23,833	16,667	-	-
Dennis Fielding	-	-	21,833	16,667	-	-

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,772,823	19.03	1,785,403
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,772,823	19.03	1,785,403

Indebtedness of Directors and Officers

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2007.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2003 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Financials Index for the five most recently completed financial years.  Dividends paid starting in 2005 on common shares of the Corporation are assumed to be reinvested at the closing share price on the dividend payment date.  All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.

Relative Market Performance
January 1, 2003 - December 31, 2007

Cumulative returns ($)	2002	2003	2004	2005	2006	2007
KFS	100.0	106.6	138.8	173.3	181.3	91.1
S&P/TSX Composite	100.0	126.7	145.1	180.1	211.2	231.9
S&P/TSX Composite (Property and Casualty Insurance)	100.0	106.6	139.1	170.1	154.0	119.7

Directors' and Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries.  The aggregate annual premium is $1,066,212, no part of which is payable by the directors and officers.  The annual insurance coverage under the policy is limited to $100 million per policy year.

There is a $1,000,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims if made for claims by any director or officer.

Interests of Insiders and Others in Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation's last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

Normal Course Issuer Bid

The board of directors voted at its meeting held on November 3, 2005 to commence a normal course issuer bid to repurchase up to 2,823,000 common shares of the Corporation, being approximately five percent (5%) of the total number of common shares then outstanding.  Purchases were eligible to commence on November 8, 2005 and must have ended no later than November 7, 2006.  As at December 31, 2005 no common shares were repurchased.  Between January 1, 2006 and November 7, 2006, the Corporation repurchased 562,800 common shares at a total cost of $12,454,764.  All of these common shares have been cancelled.

The board of directors voted at its meeting held on November 2, 2006 to commence a normal course issuer bid to repurchase up to 2,800,000 common shares of the Corporation, being approximately five percent (5%) of the total number of common shares then outstanding.  Purchases were eligible to commence on November 9, 2006 and must end no later than November 8, 2007.  Between November 9, 2006 and December 31, 2006, the Corporation repurchased 242,200 common shares at a total cost of $5,922,337.   Between January 1, 2007 and November 8, 2007, the Corporation repurchased 321,400 common shares at a total cost of $7,090,945.  All of these common shares have been cancelled.

The board of directors voted at its meeting held on November 8, 2007 to commence a normal course issuer bid to repurchase up to 2,780,000 common shares of the Corporation, being approximately five percent (5%) of the total number of common shares then outstanding.  Purchases were eligible to commence on November 13, 2007 and must end no later than November 12, 2008.  Between November 13, 2007 and December 31, 2007 the Corporation repurchased 123,700 common shares at a total cost of $1,998,488.  Between January 1, 2008 and March 17, 2008, the Corporation repurchased 229,200 common shares at a total cost of $2,836,492.  All of these common shares except for 37,000 have been cancelled as of the record date.  Shareholders may obtain a copy of the notice of intention to commence a normal course issuer bid, without charge, by contacting our secretary, Michael Slan at (416) 864-9700.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2007 together with the auditor's report thereon.

Election of Directors

The Board is a variable board consisting of not less than one and not more than ten directors.  The Board has determined that the number of directors constituting the Board currently be set at nine.

Eight of the nine nominees are currently members of the Board and have been since the dates indicated below.  Mr. Jackson is a first time director nominee.  Management does not contemplate that any of the nominees will be unable to serve as a director.  However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual general meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation.  The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth on the following pages.

David H. Atkins Age: 72 Residence: Toronto, Ontario Director Since: 1999 (1) Independent(2)
David H. Atkins is an independent consultant.  He previously was a Senior Advisor to Lang Michener LLP, a law firm, from 1999 to 2007.  He is a fellow of the Institute of Chartered Accountants of Ontario.  Mr. Atkins consults to the insurance and other industries regarding business strategy, mergers, acquisitions, governance and financial reporting.  He also advises with regard to regulatory compliance.  Mr. Atkins has lectured extensively with respect to governance and audit committee issues.  Mr. Atkins is Chairman for the Swiss Reinsurance group in Canada and also sits on the board of several Swiss Reinsurance subsidiaries in the United States and Canada.
Areas of Expertise: Accounting Finance Insurance industry
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Audit Committee Nominating Committee Special Committee	8/8 7/7 1/1 7/7	100% 100% 100% 100%	Pareto Corporation, TSX Pethealth Inc., TSX - Venture Nightingale Informatix Corp., TSX -Venture Integrated Asset Management Corp., TSX- Venture	2002-Present 1999-Present 2005-Present 2006-Present
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required (6)	Minimum Met
8,750	$94,413	5,000	✓
Options:
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options(7)
Feb 21, 2002	Feb 21, 2012	5,000	$19.66	5,000	$Nil
Feb 10, 2003	Feb 10, 2013	5,000	$13.53	5,000	$Nil
Feb 12, 2004	Feb 12, 2009	5,000	$15.19	5,000	$Nil
Feb 14, 2005	Feb 14, 2010	5,000	$19.70	5,000	$Nil
Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
TOTALS:	-	35,000	-	35,000	$Nil

John L. Beamish Age: 78 Residence: Burlington, Ontario Director Since: 1998 (1) Independent(2)
John L. Beamish is the president of J. Llewellyn Beamish & Associates Inc., a Consultant to Insurers (presently inactive).  Mr. Beamish is a Fellow Chartered Insurance Professional (FCIP).  Prior to 1994, Mr. Beamish held various management positions in the Property & Casualty Insurance market culminating in his appointment in 1976 as Vice-President and Chief Agent in charge of Canadian operations for Employers Reinsurance Corporation.
					Areas of Expertise: Insurance industry
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Compensation Committee	8/8 6/6	100% 100%	NIL
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	7,000	$75,530		5,000	✓
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 24, 2000	Feb 24, 2010	7,500	$4.30	7,500	$48,675
	Feb 22, 2001	Feb 22, 2011	5,000	$7.80	5,000	$14,950
	Feb 21, 2002	Feb 21, 2012	5,000	$19.66	5,000	$Nil
	Feb 10, 2003	Feb 10, 2013	5,000	$13.53	5,000	$Nil
	Feb 12, 2004	Feb 12, 2009	5,000	$15.19	5,000	$Nil
	Feb 14, 2005	Feb 14, 2010	5,000	$19.70	5,000	$Nil
	Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	47,500	-	47,500	$63,625

Walter E. Farnam Age: 66 Residence: Newtown Square, Pennsylvania Director Since: 2005(1) Independent(2)
Walter E. Farnam has served as a director of the Corporation since 2005. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America.  Mr. Farnam is currently a Chair of the board of directors of Crozer-Keystone Health System a not for profit organization.
					Areas of Expertise Accounting Finance Insurance industry
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Audit Committee Compensation Committee	8/8 7/7 6/6	100% 100% 100%	NIL
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	5,000	$53,950		5,000	✓
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	15,000	-	15,000	$Nil

Thomas A. Di Giacomo Age: 66 Residence: Toronto, Ontario Director Since: 1995(1) Independent(2)
Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994.  Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993.  Mr. Di Giacomo is the Chairman of RDM Corporation.  Mr. Di Giacomo is a member of the St. Michael’s College Foundation of the University of Toronto and past chairman of Kids Help Phone - a Canadian charity that provides national, bilingual confidential phone and web counselling, referral and information services for children and youth.
					Areas of Expertise Other directorships Accounting Finance Enterprise leadership Insurance industry
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Audit Committee Compensation Committee Investment Committee Special Committee	8/8 7/7 6/6 3/3 7/7	100% 100% 100% 100% 100%
Cinram International Income Fund, TSX
Xceed Mortgage Corporation, TSX
Menu Foods Income Fund, TSX
Afriore Limited, TSX
First Ontario Labour Sponsored Fund
Luxell Technologies Inc., TSX
RDM Corporation, TSX
						2006-Present 2005-Present 2002-Present 1995-2007 1999-2005 1996-2005 1999-Present
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	11,000	$118,690		5,000	✓
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 24, 2000	Feb 24, 2010	7,500	$4.30	7,500	$48,675
	Feb 22, 2001	Feb 22, 2011	5,000	$7.80	5,000	$14,950
	Feb 21, 2002	Feb 21, 2012	5,000	$19.66	5,000	$Nil
	Feb 10, 2003	Feb 10, 2013	5,000	$13.53	5,000	$Nil
	Feb 12, 2004	Feb 12, 2009	5,000	$15.19	5,000	$Nil
	Feb 14, 2005	Feb 14, 2010	5,000	$19.70	5,000	$Nil
	Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	47,500	-	47,500	$63,625

Robert T. E. Gillespie Age: 76 Residence: Toronto, Ontario Director Since: 2006(1) Independent(2)
Robert T. E. Gillespie is a graduate of the Heriot-Watt University in Edinburgh and the Harvard Business School. During his career, Mr. Gillespie was the Chairman and Chief Executive Officer of General Electric Canada Inc. from 1992 to 2005. Mr. Gillespie also serves on the boards of several public and private companies as well as being an honourary trustee of the Royal Ontario Museum. He is a fellow of the Canadian Academy of Engineering and throughout his distinguished career received many awards including Canada's International Executive of the Year.
					Areas of Expertise Other directorships Enterprise leadership
	Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Compensation Committee(8)	7/8 5/5	88% 100%	Spinrite Income Fund, TSX Husky Injection Worldwide, TSX Hollinger Inc., TSX Callnet Enterprises, TSX Hydro One Inc. Atlas Cold Storage Income Trust, TSX(9)		2004-Present 1995-2006 2006 1999-2003 1998-2002 1998-2004
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	0	$0		5,000 by September 2009	N/A
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	10,000	-	10,000	$Nil

John F. (Jack) Sullivan Age: 74 Residence: Seattle, Washington Director Since: 2005(1) Independent(2)
John F. (Jack) Sullivan earned a Bachelor of Commercial Science from Seattle University and attended the Management Training Course of The University of Western Ontario School of Business in London, Ontario, Canada. During his career, Mr. Sullivan has held various senior positions in the insurance and reinsurance business in the United States, Canada and Europe. He was President of G.J. Sullivan, Co. in Los Angeles from 1985 to 1992 when he moved to the holding company of the Sullivan Companies as Vice Chairman. He retired from day to day service in 1996 but continues to serve as the non-executive Vice Chair of the Sullivan Companies. Mr. Sullivan also serves on the Board of Directors of Farmers New World Life Insurance Company, a subsidiary of the Farmers Insurance Group.
					Areas of Expertise Insurance industry
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Nominating Committee Investment Committee	8/8 1/1 3/3	100% 100% 100%	NIL
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	5,660	$61,071		5,000	✓
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	15,000	-	15,000	$Nil

F. Michael Walsh Age: 61 Residence: Toronto, Ontario Director Since: 2000(1) Independent(2) (Lead Director)
F. Michael Walsh is a retired investment industry executive, who prior to January 2000 was Senior Vice-President, Secretary and a Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc.  He is a Retired Industry Member of the Ontario District Council of the Investment Dealers Association of Canada and has served as an advisor to the staff of the Ontario Securities Commission and was formerly a member of the Council on Investment Issues of the Conference Board of Canada.  He is a Past-chair of the Board of Governors of the University of Guelph and received the Queen’s Golden Jubilee Medal in 2003 for excellence in leadership and governance of a post-secondary institution as a volunteer.
					Areas of Expertise Finance Corporate governance Investments
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Audit Committee Nominating Committee Investment Committee Special Committee	8/8 7/7 1/1 3/3 7/7	100% 100% 100% 100% 100%	Neo Material Technologies Inc., TSX	2005-Present
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	30,000	$323,700		5,000	✓
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 22, 2001	Feb 22, 2011	5,000	$7.80	5,000	$14,950
	Feb 21, 2002	Feb 21, 2012	5,000	$19.66	5,000	$Nil
	Feb 10, 2003	Feb 10, 2013	5,000	$13.53	5,000	$Nil
	Feb 12, 2004	Feb 12, 2009	5,000	$15.19	5,000	$Nil
	Feb 14, 2005	Feb 14, 2010	5,000	$19.70	5,000	$Nil
	Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	40,000	-	40,000	$14,950

J. Brian Reeve Age: 51 Residence: Toronto, Ontario Director Since: 2002(1) Independent(2)
J. Brian Reeve has, since 1989, been a partner at Cassels Brock & Blackwell LLP, a Toronto law firm, where he specializes in the regulation and corporate governance of insurance companies, and is currently the Practice Group leader of the Financial Services Group.  He has also been a special advisor to both the Ontario and Federal Ministries of Finance on insurance matters and has served on the boards of several Canadian insurance companies, as well as being chief agent in Canada for a number of foreign insurers.
					Areas of Expertise Legal Insurance industry
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	Board of Directors Nominating Committee Special Committee	8/8 1/1 7/7	100% 100% 100%	NIL
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	40,000	$431,600		5,000	✓
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 21, 2002	Feb 21, 2012	2,000	$19.66	2,000	$Nil
	Feb 10, 2003	Feb 10, 2013	5,000	$13.53	5,000	$Nil
	Feb 12, 2004	Feb 12, 2009	5,000	$15.19	5,000	$Nil
	Feb 14, 2005	Feb 14, 2010	5,000	$19.70	5,000	$Nil
	Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	$Nil
	Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	$Nil
	Feb 15, 2008	Feb 15, 2013	5,000	$13.47	5,000	$Nil
	TOTALS:	-	32,000	-	32,000	$Nil

W. Shaun Jackson Age: 49 Residence: Oakville, Ontario Director Since: Nominee
W. Shaun Jackson has served as the President and Chief Executive Officer of the Corporation since January 1, 2008.  Prior thereto, Mr. Jackson served as the Executive Vice-President and Chief Financial Officer of the Corporation from 1998 to December 31, 2007.  Prior to joining the Corporation, Mr. Jackson has held various senior positions with KPMG Toronto and KPMG Bermuda specializing in providing audit and business advisory services for clients in the property and casualty industry.
					Areas of Expertise Accounting Insurance industry
	Board/Committee Membership:		Attendance(3):	Public Board Membership During Last Five Years:
	N/A	N/A	N/A	NIL
	Shareholdings:
	Common Shares(4)	Total Market Value(5)		Minimum Required (6)	Minimum Met
	106,637	$1,150,613		5,000 by May 2011	N/A
	Options:
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (7)
	Feb 24, 2000	Feb 24, 2010	70,000	$4.30	36,000	$454,300
	Feb 22, 2001	Feb 22, 2011	20,000	$7.80	20,000	$59,800
	Feb 21, 2002	Feb 21, 2012	40,000	$19.66	40,000	$Nil
	Feb 10, 2003	Feb 10, 2013	50,000	$13.53	50,000	$Nil
	Feb 12, 2004	Feb 12, 2009	50,000	$15.19	50,000	$Nil
	Feb 14, 2005	Feb 14, 2010	50,000	$19.70	50,000	$Nil
	Feb 13, 2006	Feb 13, 2011	50,000	$24.55	50,000	$Nil
	Feb 12, 2007	Feb 12, 2012	50,000	$23.00	50,000	$Nil
	Feb 15, 2008	Feb 15, 2013	75,000	$13.47	75,000	$Nil
	TOTALS:	-	455,000	-	421,000	$514,100

(1)  "Director Since" refers to the year the Director was first elected to the Board of the Corporation.
(2) "Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrator National-Instrument 58-101 and section 301 of the Sarbanes-Oxley Act of 2002.
(3) It is the policy of the Corporation that Directors attend all meetings of the Board and its committees on which they sit, unless circumstances   make it impossible to do so."Common Shares" refers to the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed, as of March 17, 2008.
(4) The "Total Market Value" is determined by multiplying the closing price of the Common Shares on the TSX on March 17, 2008 ($10.79) times the number of Common Shares held as of March 17, 2008.
(5) All directors of the Corporation are required to hold not less than 5,000 Common Shares of the Corporation on or before the third anniversary of their election or appointment as a director.
(6) "Value of Options Unexercised" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 17, 2008 and the exercise price of the options multiplied by the number of unexercised options (vested and unvested) on March 17, 2008.
(7) Mr. Gillespie was appointed to the Compensation and Management Resources Committee on February 8, 2007.
(8) Mr. Gillespie was a director of Atlas Cold Storage Income Trust during a time in which all of the directors were subject to a cease trade order as a result of failing to file quarterly financial reports within the time requirements mandated by Canadian securities laws.  The cease trade order was lifted on May 11, 2004.

Approval of the Appointment of Auditors

Management recommends approval of the re-appointment of KPMG LLP Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders.  KPMG LLP has served as the Corporation's auditors continuously since the Company’s incorporation in 1989.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, reporting in connection with the various 2007 securities offerings of the Corporation and for the reviews of the Corporation's quarterly financial statements were $4,586,000 in fiscal year 2007 and $4,237,000 in fiscal year 2006.

Audit Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review of  the Corporation's financial statements were $74,000 in fiscal year 2007 and $190,000 in fiscal year 2006.  This work primarily included French translation services in both 2007 and 2006.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $208,000 in fiscal year 2007 and $162,000 in fiscal year 2006.  These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in fiscal year 2007 and $2,000 in fiscal year 2006 and these services were related to a subscription for online accounting research.

The Audit Committee Charter provides for the Audit Committee to establish the auditors' fees.  Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors.  Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the "Report of the Audit Committee" in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence.  In 2004, the Audit Committee considered and pre-approved expenditure limits for the Corporation's auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation's auditors to ensure they are consistent with maintaining the auditor's independence. In 2007, all non-audit services were approved by the Audit Committee.

Shares represented by proxies in favour of the management nominees will be voted in favour of the approval of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the approval of the appointment of auditors.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis for fiscal year ended December 31, 2007, and additional information relating to the Corporation is on SEDAR at www.sedar.com.  If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)
the comparative financial statements of the Corporation for the fiscal year ended December 31, 2007 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for the periods subsequent to December 31, 2007 and Management's Discussion and Analysis with respect thereto; and

(c)	this proxy circular

Please send your request to

Kingsway Financial Services Inc.
c/o Michael Slan, Fogler Rubinoff LLP
95 Wellington Street West
Suite 1200,
Toronto-Dominion Centre
Toronto, Ontario   M5J 2Z9

DATED at Toronto, Ontario this 17th day of March, 2008.

By Order of the Board of Directors

W. Shaun Jackson

President and Chief Executive Officer

SCHEDULE "A"

Corporate Governance Procedures

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 ("SOX") as well as the NYSE new listing standards and corporate governance requirements (the "NYSE Provisions") require similar disclosure.

In February 2007, the Board approved a written mandate, which is attached as Schedule "B" to this Management Information Circular.  The Board subsequently approved the written mandate in February, 2008.  We set out below a summary of the principal responsibilities and duties of the Board.

Overview of Corporate Governance Practices

Assumption of Responsibilities by the Board of Directors

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value.  The roles and responsibilities of the Board and each of its committees are set out in formal written charters.  These charters are reviewed annually.  A report on the activities of each committee during 2007 is included on pages 7 to 14 of this Circular.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation.  Such discussion enables directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.

In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation's assessment and management of such risks. The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation's underwriting disciplines, investment strategies, reserving practices, technology implementation and disaster planning.  The Board also reviews the methods and procedures established by management with respect to the control of key risks.

The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports.  The Board, directly and through the Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. As required by SOX, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation's internal controls and disclosure controls and procedures and any material changes to internal controls for financial reporting which has or may have a material impact on the Corporation's internal control over financial reporting.

In 2002, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, website, briefing sessions, group meetings and industry conferences.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries.  Input is received at meetings of the Audit Committee, the Compensation and Management Resources Committee and the Board regarding the performance of senior management.  Both the Compensation and Management Resources Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

- A1 -

The Board meets at least four times each year, and more frequently as required.  The frequency of meetings as well as the nature of the agenda items changes depending on the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time.  In 2007, the full Board met in person 7 times and met by conference call 1 time.  The section entitled "Particulars of Matters to be Acted Upon - Election of Directors" sets out the attendance record of each director nominee for all Board meetings and committee meetings during the fiscal year ended December 31, 2007.

Corporate Governance Principles

In 2002, the Board formally adopted a set of corporate governance principles.  These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality.  The principles also required each of the Board committees to adopt a written charter approved by the Board, as well as set out a minimum number of committee meetings.

In 2004, the Board explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, to ensure that the corporate financial reporting practices of the Corporation comply with the requirements of the Canadian Securities Administrators, the NYSE Provisions and all other securities law requirements.

Composition of the Board of Directors

NI 58-101 defines an "independent director" as one who has no direct or indirect material relationship with the Corporation.  It further defines a "material relationship" as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member's independent judgment.  This Circular adopts such definitions.

NP 58-201 states that the board of directors of every corporation should have a majority of independent directors.  Nine individuals are nominees proposed for election. Eight of the proposed nominees for director are independent. This determination was made by the directors after reviewing the direct and indirect relationships between the independent directors and the Corporation in light of NI 58-101 and the NYSE Provisions.  In the case of Mr. Reeve, it was determined that fees paid to the law firm in which he is a partner would not constitute a "material relationship" which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of such individuals' independent judgment.  In the case of Mr. Atkins, it was determined that since he is an advisor to and not a partner of a law firm which earns fees from the Corporation and does not earn any share of the fees billed by the law firm, he does not directly or indirectly accept any fee from the Corporation other than the fees earned as a director.  The only director nominee who is not independent is W. Shaun Jackson.  Mr. Jackson is not considered to be independent as he is the President and Chief Executive Officer of the Corporation.  A summary of the director nominees and their status as independent directors and non-independent director is set forth below.

Name of Nominee	Independence Status of Director Nominee
	Management	Independent	Not Independent	Reason for Non-Independent Status
David H. Atkins		✓
John L. Beamish		✓
Thomas A. Di Giacomo		✓
Walter E. Farnam		✓
J. Brian Reeve		✓
John F. (Jack) Sullivan		✓
F. Michael Walsh		✓
Robert T.E. Gillespie		✓
W. Shaun Jackson	✓		✓	Mr. Jackson is President and Chief Executive Officer of the Corporation

- A2 -

At each regularly scheduled directors meeting the independent directors meet in a session at which non-independent directors and members of management are not in attendance.  In addition, the independent directors held one additional meeting at which no members of management were present.

Mr. Star is currently the Chair of the Board but is not standing for election at the Meeting.  Following the Meeting, the Board will elect a new Chair.  It is anticipated that an independent director will be elected as the Chair. With the appointment of an independent Chair, the Board will discontinue the position of Lead Director.  The new Chair's responsibilities will include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chief Executive Officer and the Board, procedures to govern the Board's performance.  Further, the Chair will ensure that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Chair will, with the Chair of the Nominating Committee, be responsible for obtaining peer reviews of the operation of the Board to obtain insight as to areas where the Board and its committees could be operating more effectively. The Chair will chair all Board meetings, including the Board meetings at which only non-management directors are present.

The Board believes that the size and composition of the Board serves the Corporation and its shareholders well.  The Board believes that all of its directors, including its non-independent director, make a valuable contribution to the Board and the Corporation.  The director who is not independent possesses extensive knowledge of the Corporation's business and has extensive business experience, both of which have proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board.  The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

See "Particulars of Matters to be Acted Upon - Election of Directors" for biographies of the nominee directors, which includes details of other boards on which the Corporation's directors serve.

Committees

The Board has five committees, an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee, a Nominating Committee and a Special Committee.  The Board committees, other than the Investment Committee, are composed solely of independent directors in accordance with NI 58-101, NP 58-201 and the NYSE Provisions. The composition, mandate and activities of the Audit Committee, the Compensation and Management Resources Committee, the Nominating Committee and the Investment Committee are set out under "Statement of Corporate Governance Practices - Reports of Board Committees" of this Circular.  The composition of each committee during the fiscal year ended December 31, 2007, is set forth below.

- A3 -

Director	Board Committees
	Audit Committee	Compensation Committee	Nominating Committee	Special Committee	Investment Committee
David H. Atkins	Chair		✓	✓
John L. Beamish		✓
Thomas A. Di Giacomo	✓	✓		✓	Chair
Walter E. Farnam	✓	Chair
J. Brian Reeve			✓	✓
John F. (Jack) Sullivan			✓		✓
F. Michael Walsh	✓		Chair	Chair	✓
Robert T.E. Gillespie (1)		✓
William G. Star (2)	Not independent director				✓
(1) Mr. Gillespie was appointed to the Compensation and Management Resources Committee on February 8, 2007.
(2) Mr. Star is not nominated for election in 2008.  It is anticipated that W. Shaun Jackson will be added as member of the Investment Committee following the Meeting.

Special Committee

The Board established the Special Committee effective July 25, 2007.  The Special Committee was established for the following purposes:

•	to review and make recommendations to the Board regarding strategic alternatives of the Corporation; and

•	to evaluate any offers involving the sale of the Corporation and to make recommendations thereon to the Board.

The Special Committee has not enacted a charter to govern its affairs, however, in fulfilling its mandate, the Committee has the power, among other things, to:

•	retain legal counsel at the Corporation's expenses;

•	retain financial or other experts at the Corporation's expense;

•
supervise the process of, exercise oversight with respect to, and review any public disclosure to be made by the Corporation relating to any enquiry of interest or offer or a Board decision with respect thereto; and

•	oversee the negotiation of, or negotiate, the proposed terms of any letter of intent agreement or other document.

The Special Committee is comprised of Messrs. Walsh, Di Giacomo, Atkins and Reeve, all of whom satisfy the independence requirements set forth in NI 58-101 and the NYSE Provisions.

Position Descriptions

The Board has given a mandate to the Compensation and Management Resources Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval. See above under "Composition of the Board Of Directors" for the position description for the Chairman of the Board, the Lead Director.

- A4 -

Director Orientation and Continuing Education

In accordance with NI 58-101 and NP 58-201, new directors are provided with details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws.  They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation.  On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

In accordance with NI 58-101 and NP 58-201, the Corporation has established a process to provide an orientation and education program for new recruits to the Board.  Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and meetings with management of subsidiaries.

Board Functioning and Independence

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board.  In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval.  As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director.  The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfill its mandate.  As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review related party transactions and balances.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation's strategic objectives as determined by management and the Board.  As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a resolution to meet at each regularly scheduled board meeting and as otherwise determined by the independent directors without management present.  The Board conducts a session without management present each year to review the recommendations of the Compensation and Management Resources Committee.  The Compensation and Management Resources Committee also conducts part of its deliberations without management present.  As well, the Audit Committee has a policy to meet at each quarterly Audit Committee Meeting and at least annually with the Corporation's internal and external auditors without management present.  The number of meetings without non-independent directors and members of management is set forth below.

- A5 -

Board / Committee	Meetings Without Management
Board	8
Audit	7
Compensation and Management Resources	6
Nominating	1
Special	7

The Board has implemented a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.  Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an advisor.

In addition, the charter established by each of the Audit Committee, the Compensation and Management Resources Committee, the Investment Committee and the Nominating Committee provide for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

Board Evaluation Process

Commencing in 2002, the Board implemented a peer review procedure, whereby the performance of each Board member was reviewed by other Board members and the performance of the Board as a whole was reviewed by Board members.  This process was expanded in 2004 to include evaluations of the effectiveness of individual committees and the performance of the Lead Director.  An explanation of the peer review process, conducted by means of a lengthy questionnaire, follows.

Performance Components

1. Overall Board Performance: All directors assess the overall performance and effectiveness of the Board.

2. Individual Committee Assessment:  All members of each committee evaluate how well each committee is operating.  All members of the Board evaluate and comment on their perception of the overall effectiveness of the committees.

3. Board Chair and Lead Director Assessment:  All directors assess and comment on the discharge of the duties by the Board Chair and Lead Director, of their respective duties.

4. Individual Committee Chair Assessments:  All members of each committee are asked to assess and comment on the discharge of the duties of each committee chair.

5. Individual Peer Assessment:  Directors are asked to comment on the contributions of their peers in light of several parameters, including evidence of meeting preparation, meaningful and knowledgeable contribution, understanding of financial statements and other performance indices, and communication skills.

Reporting and Follow-through

The Nominating Committee Chair provides the results of peer rankings and reports to the Board with respect to the results and possible improvements that the Board may implement.

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Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases.  The Board has specifically adopted a disclosure policy in furtherance of these goals which can be found on the Corporation's website at www.kingsway-financial.com.

Management of the Corporation is receptive to shareholder feedback in any form.  It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation's policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation's governance program is consistent with NI 58-101, NP 58-201 and the NYSE Provisions.

Code of Business Conduct and Ethics

In 2003, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets standards for ethical behaviour throughout the organization.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

In February, 2004, in accordance with the NYSE Provisions, the Board also adopted a separate Code of Ethics for the Chief Executive Officer, the Chief Financial Officer and other senior financial executives.  Both this document and the Code of Business Conduct and Ethics can be found on the Corporation's website at www.kingsway-financial.com.

Whistleblower Policy

In December 2004, the Board adopted a Whistleblower Policy and delegated to the Audit Committee the responsibility of investigating and resolving all reported complaints made pursuant to the policy.  The Whistleblower Policy can be found on the Corporation's website at www.kingsway-financial.com.

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SCHEDULE "B"

Mandate of the Board of Directors

1.	General

The Board of Directors (the "Board") either directly or through board committees is responsible for the management or supervision of the management of the business and affairs of the Corporation with the objective of enhancing shareholder value.  The Board believes that sound corporate governance is essential to the well-being of the Corporation, and the promotion and protection of its interests.

The Board has adopted this mandate, which reflects the Corporation's commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Corporation as required under applicable law and the rules and regulations of the stock exchanges upon which the Corporation's stock is listed.  The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports.  The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.  The Board believes that the Corporation is best served by a Board of Directors which functions independently of management and is informed and engaged.

The Board has explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, on such changes to corporate governance policies as it deems appropriate in light of the Corporation's needs and legal and regulatory developments.  These recommendations are reviewed and considered by the Board.

2.	Board Composition

(a)	Board Membership Criteria

The Nominating Committee of the Board is responsible for establishing the skills and competencies that the Board considers to be necessary for the Board as a whole to possess.  The Nominating Committee is also responsible for reviewing the competencies and skills that the Board considers each existing director to possess, and the competencies and skills of each new candidate for the Board.  It annually recommends nominees to the Board for nomination at the annual meeting of the Corporation's shareholders.  The Board seeks members from diverse professional backgrounds, who combine a broad spectrum of experience and expertise with a reputation for integrity.  Directors are considered based upon contributions they can make and must have sufficient time to carry out their duties, and not assume other obligations which would materially interfere or be incompatible with board membership.

(b)	Director Independence

A majority of the directors shall satisfy the independence requirements of the Toronto Stock Exchange and other regulatory authorities.  The Board will determine whether a director is an independent director within the meaning of each of Multilateral Instrument 52-110 and the listing standards of the New York Stock Exchange as the same are amended or replaced from time to time.

The Board will review the independence of all directors on an annual basis and its determinations will be disclosed in the management information circular relating to the annual meeting of the Corporation.  To facilitate this review, directors will be asked to provide full information regarding their business and other relationships with the Corporation, its affiliates and with senior management and their affiliates.  Directors have an obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board's determination as to their independence.

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(c)	Board Size

The Board considers eight (8) to eleven (11) members as the optimum size for effective decision making and committee work given the size and scope of the Corporation's operations.

(d)	Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one (1) year.  The Board does not favour term limits for directors as a forced retirement may deprive the Corporation, and its shareholders, of the contributions of members that have been able to develop valuable insights into the Corporation, its strategy and business operations.  Management directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation.  The Corporation's Chief Executive Officer may, provided the Board on an annual basis approves, continue to serve as a director after his or her resignation or retirement.

(e)	Service on other Boards

The Board believes that the Corporation can benefit from the experience and insight its members may gain from serving as a director, or in other similar positions for other public companies, government agencies or other entities.  In agreeing to assume such roles however, members of the Board must ensure that their commitments do not create inherent conflicts of interest or interfere with their ability to fulfill their duties as members of the Board.  The directors must also be mindful of the number of other public company boards and committees on which they serve to ensure that they are able to devote the necessary time to the performance of their duties for the Corporation.  Upon accepting an appointment to the Board or a similar position with another public company, a director must advise the Chair of the Nominating Committee.

(f)	Directors Duties and Responsibilities

Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.  Directors must exercise the degree of care and diligence that a reasonably prudent person would exercise in comparable circumstances.  To fulfill this responsibility, each director is expected to:

•
develop and maintain a understanding of the operations of the Corporation, its financial position, objectives and performance, as well as the Corporation's performance relative to its principal competitors;

•	prepare for each meeting including reviewing meeting materials distributed in advance;

•	actively and constructively participate in meetings, of the Board and committees of which he or she is a member; and

•	engage in continuing education programs for directors as appropriate.

(g)	Directors Shareholdings

To align the interest of directors with those of the Corporation's shareholders, the Board has passed a resolution which establishes that it is the Corporation's policy for each director to own, while he or she is an incumbent director, not less than 5,000 shares and/or deferred share units of the Corporation commencing on the third anniversary of such individual's election as a director of the Corporation.

3.	Board Duties and Responsibilities

In fulfilling its mandate, the Board is, among other things, responsible for the following matters:

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(a)	Management Oversight

The Board is responsible for the supervision of the management of the business and affairs of the Corporation.  The Board, as permitted by applicable law, delegates to senior management the responsibility for the day-to-day operations of the Corporation.  The Board will, on the advice of the Compensation and Management Resources Committee, establish and maintain a position description for the Chief Executive Officer and other senior managers.

(b)	Strategic Plan

The approval and assessment of the Strategic Plan and major prospective decisions proposed by management.  In furtherance of this obligation the Board will:

•
adopt a Strategic Planning Process and review and approve on an ongoing basis a Business Plan developed by management, which includes realistic goals and takes into account the opportunities and risks of the Corporation's business;

•
approve business and operational policies within which management will operate in relation to acquisitions and dispositions, capital expenditure, public disclosure, finance and investment, risk management, human resources, internal controls over financial reporting, disclosure controls and management information systems;

•	review and adopt corporate and management performance targets consistent with the Corporation's strategic plans;

•
consider whether or not management has a system in place to identify the principle risks facing the Corporation and its business and that appropriate procedures are in place to monitor and mitigate such risks where appropriate; and

•	consider whether or not management has adopted processes to comply with applicable legal, regulatory, corporate securities and other compliance matters.

(c)	Financial Reporting and Management

•	review the report of the Audit Committee, which has primary carriage of such matters;

•	approve the Corporation's annual and interim financial statements and related management's discussion and analysis;

•	review and oversee the integrity of the Corporation with respect to its applicable audit, accounting and financial reporting matters;

•	review the integrity of the Company's internal controls over financial reporting and management information systems;

•	approve annual operating and capital budgets; and

•	review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)	Disclosure

The Board will satisfy itself that appropriate policies and procedures are established regarding public disclosure communications and insider trading.  The Board will review from time to time the determinations of the Disclosure Policy Committee established to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation.  The Board will ensure that such policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and to avoid selective disclosure, making all material disclosures on a widely disseminated basis.  The Board will also establish policies aimed at:

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•
monitoring internal controls relating to news releases and other public disclosures made by or on behalf of the Corporation to ensure that they are in accordance with applicable disclosure policies, and comply with legal and regulatory requirements;

•	informing all directors, officers and other employees of the Corporation about their obligation to preserve the confidentiality of undisclosed material information about the Corporation; and

•	informing all directors, officers and other employees about prohibitions about illegal insider trading and tipping under applicable law and stock exchange rules.

(e)	Corporate Governance

The Board will, with the advice of the Audit Committee or where applicable, the Compensation and Management Resources Committee:

•	review and update corporate governance standards from time to time;

•	establish committees and approve their respective charters;

•	establish policies and procedures for limiting the authority delegated to each committee and to members of management;

•	establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees, individual directors, the lead director, if any, and the Chief Executive Officer;

•	develop clear position descriptions for the Chair of the Board and Chief Executive Officer;

•	approve the nomination of directors on the advice of the Nominating Committee;

•	review the adequacy and form of directors compensation to confirm that it realistically reflects the responsibilities and risk involved in being a director; and

•	provide an opportunity for the independent directors to meet separately at each regularly scheduled Board meeting and at such other times as is appropriate.

(f)	Succession Planning and Compensation of Senior Management

In fulfilling its responsibilities the Board is responsible, on the advice of the Compensation and Management Resources Committee, for the appointment and supervision of the Chief Executive Officer and other members of senior management, and the establishment of their compensation.

(g)	Other Matters

Notwithstanding the delegation to management of the authority to manage the business of the Corporation, the Board must approve the following:

•	any material departure from an established strategy or budget or corporate policy approved by the Board;

•	the entering into of any agreement or transaction the performance of which is material to the Corporation;

•	any public offering of securities by the Corporation; and

•	such other matters as the Board may from time to time determine require its approval.

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